THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

500 N. RAINBOW BLVD., SUITE 300

LAS VEGAS, NEVADA 89107

(702) 221-1925

FAX (702) 221-1963

October 31, 2013

Larry Spirgel, Assistant Director

Gregory Dundas, Attorney-Advisor

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Neohydro Technologies Corp.

Current Report on Form 8-K

Filed August 28, 2013

File No. 0-53669

Your letter dated September 24, 2013

Dear Mr. Spirgel and Mr. Dundas:

The undersigned counsel represents the interests of Neohydro Technologies Corp. We are in receipt of your letter dated September 24, 2013, and have been asked by our client to address the comments contained within your letter. Listed below are your comments, and our responses to them:

General

1. Your Form 8-K was not signed by Mr. Gasparine. When filing your amendment, please make sure the report is signed.

Answer: The amended 8-K has been signed by Mr. Gasparine.

2. Please amend your Form 8-K to provide complete Form 10 disclosure required by Item 2.02(f) of Form 8-K. Specifically, your filing is materially deficient because it contains marketing and promotional information rather than disclosure items required by Form 10.

Answer: The amended 8-K has been amended to remove marketing and promotional information, and said language has been replaced with full disclosure as required by Item 2.02(f) of Form 8-K.

3. It appears that the financial statements of Couponz, Inc., the accounting acquirer, were audited by a different auditor. Please revise to include change in accountant disclosures, as required by Item 14 of Form 10.

Answer: The change in accountants has now been disclosed in Item 4.01, Changes in Registrant’s Certifying Accountant.

4. We note based on disclosure on page 20 of your Form 10-K for the Fiscal Year Ended December 31, 2012, that Mr. David Gasparine is your sole director. We also note that Mr. David Gasparine controls Couponz, Inc. As such, please prominently disclose the related-party nature of your transaction with Couponz, Inc.

Answer: The amended 8-K has been amended to prominently disclose the related party nature of the transaction.

Item 5.06 Change in Shell Company Status

5. Please clarify when the acquisition of Couponz, Inc. was completed. The agreement to purchase Couponz (Exhibit 10) is dated July 15, 2013 but it is not clear whether the transaction was consummated on that date or afterwards. Please revise or advise.

Answer: The disclosure has been revised to clarify that the transaction will officially close on November 1, 2013.

Executive Summary

General Company Description

6. Please expand your discussion of the company’s business to include a more concrete and detailed idea of the nature of your business. In particular, describe in greater detail how the Epoxy application actually functions. Clarify, for example, the following phrases:

  “a mobile platform that alleviates the amount of time required and stress for business owners to engage.”
  “adding security to a loyalty program and making a seamless integration into their locations”
  “based upon a direct link to the pulse of consumers and merchants alike”

Answer: The Executive Summary has been removed from the document. Therefore, the statements above no longer need clarification, as they are no longer in the document.

7. Please revise to avoid using marketing language. We note such language as “delightful form,” “delightful experience,” “incredibly bright,” “undeniable talents,” “exponential rate,” and “staggering.” Many of your statements are inconsistent with the purpose of a disclosure document. Please revise to remove all hyperbole. For example:

  “allow us to maintain the margin of foresight required to keep us ahead of the technological curve”
  “will keep us ahead of the curve and a leader in this industry”
  “our rate of growth is endless”

Answer: The amended Form 8-K has been substantially revised to remove marketing language and hyperbole.

8. Please clarify what you mean by the phrase, “to find the most marketing in one place.” For example, your statements seem to imply that your product would make most other types of advertising obsolete. When you refer to the “frustrations” of advertising for business owners, explain what types of frustrations you have in mind, and clarify how your product would remove them.

Answer: This paragraph has been substantially re-written to better clarify the basic premise behind the company’s product.

9. Please clarify the current status of your product and distinguish this from your future plans.

Answer: The current status of the Company’s product is clarified in the Products and Services section.

10. Clarify the current operations of your company. Your management discussion and analysis of financial condition and results of operations section does not provide any financial analysis of your current operations or financial condition. Please update your discussion through your quarter ended June 30, 2013.

Answer: The management discussion and analysis of financial condition and results of operations section now provides an analysis of the Company’s current operations and financial condition through the quarter ended June 30, 2013.

11. Please revise to clarify whether the membership fees you mention would constitute your only revenue stream. If there would be other sources of revenue, for example advertising on your application or website, please discuss them. We note the mention of commissions elsewhere in the filing. We also note the statement that the mobile app is “free.” Please clarify.

Answer: Membership fees paid by merchants are currently the Company’s only revenue stream. We have clarified throughout the document that the mobile app is free to download for consumers, and that merchants pay a monthly membership fee to be on the app.

Products and Services

12. Please clarify the phrase “claim their business.”

Answer: The phrase “claim your business” has been clarified.

13. Clarify whether the membership fee is for both businesses and consumers.

Answer: The amended Form 8-K has been amended to clarify that the membership fee is for business only, and that there is no membership fee for consumers.

Marketing Plan

14. Please clarify the nature of the “Bite of Las Vegas” event.

Answer: We have clarified the nature of the Bite of Las Vegas event as requested.

Economics

15. Please provide a specific basis for factual claims such as the number of apps currently available.

Answer: The disclosure has been revised to quote the source of facts quoted.

Competition

16. Please delete the address and phone number of Yelp.

Answer: The address and phone number for Yelp has been deleted.

17. The information in the competitive analysis table does not depict how your company competes against these companies. Please consider deleting the table and providing a detailed explanation of how your products and services differ from those of the competition.

Answer: The competitive analysis table has been deleted, and in its place we have provided a detailed discussion as to how our products and services differ from those of our competitors.

18. You previously mention that your competitive advantage relies heavily on Mr. Gasparine’s “experience in the industry.” However, while you previously identified the company as operating in the “technology industry,” it appears that Mr. Gasparine’s experience is in the restaurant industry. Please clarify here and in the “management” section whether he has any experience in the technology industry, and clarify how his restaurant experience is relevant to this business.

Answer: We have clarified Mr. Gasparine’s experience, and how his experience in the restaurant industry is relevant to this business.

Niche

19. You state that the company’s “niche” is with small-to-medium businesses, and you also state that your “primary goal” is with “national chains.” Please reconcile these conflicting statements.

Answer: We have reconciled the apparently conflicting statements by clarifying that while the Company’s current niche is in serving small-to-medium businesses, the Company’s long-term goal is to expand to the point that it can serve national chains, as well as continue to serve small-to-medium businesses.

Strategy

20. Please clarify the statement that “this indirect approach has proven to be received most positively.” Clarify how your approach is “indirect” and disclose the basis for your claim that it has been received well.

Answer: We have removed the reference to an “indirect approach”.

Promotion

21. Your discussion here of “promotion” focuses on marketing through mobile app users, and appears to contradict your earlier disclosure, which discussed marketing directly to businesses. Please revise to reconcile.

Answer: We have revised the disclosure to reconcile any apparent contradictions.

Plan of Operation

22. Please revise to discuss the source(s) of the revenues disclosed in your Statement of Operations.

Answer: The amended Form 8-K has been amended to discuss the sources of revenue disclosed in the Statement of Operations.

23. Please delete all mention of “this public offering.”

Answer: All mention of “this public offering” has been deleted from the amended Form 8-K.

Should you have further questions or comments, please do not hesitate to contact me at (702) 221-1925, or email them to me at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook, Esq.

Thomas C. Cook, Esq.

Cc: Neohydro Technologies Corp.

File